NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.712.2800 F 202.712.2860 nelsonmullins.com

April 22, 2020

By EDGAR and Email Delivery

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation

Proxy Statement on Form PRE 14A

Filed April 9, 2020

File No.: 814-00866

Dear Mr. Bellacicco:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by you in a conversation with Jonathan H. Talcott and E. Peter Strand on Friday, April 17, 2020 with respect to the Company’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2020.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. At your request, we will provide courtesy copies of the definitive proxy statement on Form DEF 14A (the “Final Proxy Statement”), as filed and marked to show changes from the Proxy Statement.

1.	In the Notice of Annual Meeting of Stockholders, please revise the language regarding Proposal No. 2 to be consistent with the proxy card’s language regarding a limit of 25% dilution to current investors not participating in the offering.

Response:

The Company has revised the language on page 1 of the Final Proxy Statement as requested. In addition, the Company has made conforming changes to pages 4, 6, 36 and 37 of the Final Proxy Statement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Investment Management

April 22, 2020

2.	The third paragraph under the subheading “Information about Voting – How many shares must be present to constitute a quorum for the Annual Meeting?” appears to provide discretionary authority to the chairman of the annual meeting to adjourn the meeting for the purpose of soliciting additional proxies. Please note that the Staff does not view such adjournment as a matter that is covered by the discretionary authority given to the proxy holder pursuant to Rule 14a-4. Please explain why the fund believes this is a permissible discretionary act that does not require a vote or inclusion in the proxy card.

Response:

The Company respectfully submits that the chairman’s authority, as the presiding officer at the Company’s annual meeting of stockholders, to adjourn the annual meeting derives from the Maryland General Corporation Law and the Company’s Bylaws. It is not based on a delegation of authority by proxy. As a result, the chairman’s decision to adjourn the annual meeting would not require the voting of any proxies.

3.	On page 23, in the paragraph beginning “On November 4, 2019, the Board of Directors approved a change to the Investment Advisory Agreement to amend the base management fee structure,” please explain more clearly how the base management fee is calculated. Providing an example may be helpful.

Response:

The Company has revised page 23 of the Final Proxy Statement as requested.

4.	In the same paragraph referenced in Comment 3, you refer to “regulatory leverage.” Please explain what is meant by “regulatory leverage.”

Response:

The Company has revised page 23 of the Final Proxy Statement as requested.

5.	On page 29, you state “As a result of this volatility, the Company could breach certain terms of its debt covenants.” Please discuss these certain terms of debt covenants that the Company could breach and the consequences of a breach.

Response:

The Company has revised page 29 of the Final Proxy Statement as requested.

* * * * * *

Division of Investment Management

April 22, 2020

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	E. Peter Strand

Monroe Capital Corporation

Theodore Koenig

Aaron Peck